ALZAMEND NEURO, INC.

3480 Peachtree Road NE, Second Floor, Suite 103

Atlanta, GA 30326

August 8, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Alzamend Neuro, Inc.
Registration Statement on Form S-3
File No. 333-273610

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Alzamend Neuro, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 pm, Eastern Time, on August 10, 2023, or as soon thereafter as possible.

Please notify Henry C.W. Nisser, General Counsel of the Company, at (646) 650-5044 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

ALZAMEND NEURO, INC.

By: /s/ Stephan Jackman
Name: Stephan Jackman
Title: Chief Executive Officer